PIMCO High Income Fund

(the “Fund”)

Supplement dated December 22, 2022 to the Fund’s Prospectus dated May 31, 2022 (the “Prospectus”), as supplemented from time to time

The Fund’s Board of Trustees approved the elimination of a non-fundamental investment disclosure guideline governing the amount of leverage the Fund can maintain and related asset segregation and coverage requirements that are no longer applicable to the Fund. Accordingly, effective immediately, the following disclosure is removed from the first paragraph of the “Leverage” section:

The Fund currently utilizes leverage principally through its outstanding auction rate preferred shares (“ARPS” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”) and reverse repurchase agreements. The Fund may also obtain additional leverage through dollar rolls or borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund will segregate liquid assets against or otherwise cover its future obligations under such transactions to the extent that, immediately after entering into such a transaction, the Fund’s future commitments that it has not segregated liquid assets against or otherwise covered, together with any outstanding Preferred Shares, would exceed 38% of the Fund’s total assets.

In addition, effective immediately, the following disclosure is removed from (i) the first paragraph of the “Portfolio Contents – Leverage” section and (ii) the first paragraph of the “Use of Leverage” section of the Prospectus:

The Fund currently utilizes leverage principally through its outstanding auction rate preferred shares (“ARPS” and, together with any other preferred shares the Fund may have outstanding, “Preferred Shares”) and reverse repurchase agreements and may also obtain additional leverage through dollar rolls or borrowings, such as through bank loans or commercial paper and/or credit facilities. The Fund will segregate liquid assets against or otherwise cover its future obligations under such transactions to the extent that, immediately after entering into such a transaction, the Fund’s future commitments that it has not segregated liquid assets against or otherwise covered, together with any outstanding Preferred Shares, would exceed 38% of the Fund’s total assets.

Investors Should Retain This Supplement for Future Reference